Filed by The Black & Decker Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and deemed

filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-01553)

Contact:	Mark M. Rothleitner
Vice President
Investor Relations and Treasurer
410-716-3979

Roger A. Young
Vice President
Investor and Media Relations
410-716-3979

FOR IMMEDIATE RELEASE: Tuesday, March 9, 2010

Subject: Black & Decker Provides Additional Information in Connection With the

Special Meetings of Stockholders to Consider the Stanley Transaction

Towson, MD—The special meetings of stockholders of The Black & Decker Corporation (NYSE: BDK) and The Stanley Works to consider and vote on the proposed business combination transaction involving Stanley and Black & Decker each is scheduled for 9:00 am, Eastern time, on Friday, March 12, 2010. The notices of meetings and joint proxy statement of Black & Decker and Stanley previously were mailed to stockholders of record on January 11, 2010, the record date for the special meetings.

Black & Decker is providing the information in this press release in connection with the special meetings in response to inquiries concerning a private business relationship between Nolan D. Archibald, its Chairman, President and Chief Executive Officer, and M. Anthony Burns, a member of the Black & Decker Board of Directors, and whether that relationship affects Mr. Burns’ independence as a director. The private business relationship involves a real estate development project known as Red Ledges. Red Ledges is a private golf and four-season recreational community that is being developed in Heber City, Utah, of which Mr. Archibald and Mr. Burns have been co-owners since August 2005. Black & Decker is not affiliated with the Red Ledges project. Mr. Archibald and Mr. Burns have indicated that, although each has made a significant investment in the Red Ledges project, each has a significant net worth without taking into account their respective investment.

(more)

Page Two

Black & Decker historically has disclosed its policies concerning the determination of the independence of directors in its proxy statements for its annual meetings of stockholders at which directors are elected. The proxy statement dated March 16, 2009, which was distributed in connection with Black & Decker’s 2009 annual meeting of stockholders, discloses that Black & Decker determines whether its directors are independent using the rules of the New York Stock Exchange and Black & Decker’s Corporate Governance Policies and Procedures Statement. At the inception of the Red Ledges project, Mr. Archibald and Mr. Burns disclosed their investment to counsel to Black & Decker, and counsel confirmed that the relationship did not impede Mr. Burns’ independence under the standards as applied by Black & Decker. Personal business relationships between individuals (as opposed to relationships with the company) generally are not relevant to the independence tests under the New York Stock Exchange rules because they do not create a material relationship between a director and the company. Similarly, personal business relationships between directors are not identified in Black & Decker’s Corporate Governance Policies and Procedures Statement as the type of relationship that impairs a director’s independent judgment. The Corporate Governance Committee of the Black & Decker Board of Directors monitors the independence of directors by reviewing any relationship or transaction in which Black & Decker and a director are participants that may impede a director’s independence or must be disclosed in accordance with the rules and regulations of the Securities and Exchange Commission. The Red Ledges project does not involve Black & Decker or any transactions with Black & Decker and therefore was not considered by the Black & Decker Board of Directors in reaching its determination regarding the independence of Mr. Burns.

Mr. Burns is a member of the Transaction Committee of the Black & Decker Board of Directors that was formed in connection with the consideration of the Stanley transaction to assist management and the Black & Decker Board of Directors in reviewing the Stanley proposal. Mr. Burns has informed Black & Decker that his private business relationship with Mr. Archibald did not affect his evaluation of the Stanley transaction. Furthermore, while the initial review of the terms of the Stanley transaction was conducted by the Transaction Committee, all materials reviewed by the Transaction Committee also were provided to the full Black & Decker Board of Directors and the Black & Decker Board of Directors as a whole separately reviewed the terms of the Stanley transaction. As set forth in the joint proxy statement of Black & Decker and Stanley distributed to stockholders in connection with the special meetings, the proposed business combination was unanimously approved by the entire Black & Decker Board of Directors, with Mr. Archibald abstaining.

(more)

Page Three

In connection with the approval of the Stanley transaction by the Black & Decker Board of Directors and following conversations with members of the Black & Decker Board of Directors, Mr. Archibald agreed to modify his existing employment arrangements with Black & Decker to eliminate the severance payable under those arrangements as a result of the closing of the Stanley transaction, to eliminate the accelerated vesting otherwise associated with his stock options, restricted stock units and restricted stock and to delete the tax gross up provisions as they related to the Stanley transaction. The terms of Mr. Archibald’s position as Executive Chairman of Stanley were determined by Stanley’s Board of Directors following negotiations with Mr. Archibald with a view toward the achievement of cost synergies that were identified by Black & Decker’s and Stanley’s respective Boards of Directors as important to the combined company and the stockholder value created by virtue of the transaction.

Neither the recommendation of the Black & Decker Board of Directors nor the terms of Mr. Archibald’s compensation with Stanley as Executive Chairman were influenced by the relationship of Mr. Archibald and Mr. Burns in the Red Ledges project. The reasons for the recommendation of the Black & Decker Board of Directors are set forth in the joint proxy statement of Black & Decker and Stanley.

(more)

Page Four

REMEMBER:

Holders of Stanley common stock who have not already voted can vote their shares, or holders who wish to change their previous votes may do so, by following the procedures described in pages (v) to (vii), (ix) to (x) and 28 to 30 of the Registration Statement on Form S-4 (File No. 333-163509) filed by Stanley on February 2, 2010 (the “Registration Statement”) that includes the joint proxy statement of Stanley and Black & Decker.

Holders of Black & Decker common stock who have not already voted can vote their shares, or holders who wish to change their previous votes may do so, by following the procedures described in pages (v) to (vii), (ix) to (x) and 32 to 34 of the Registration Statement.

If you have any questions, or need assistance in voting

your shares, please call the applicable proxy solicitor.

If you are a Stanley shareholder:	If you are a Black & Decker stockholder:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders May Call Toll-Free: (877) 800-5182 Banks and Brokers May Call Collect: (212) 750-5833	MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 (212) 929-5500 (Call Collect) or Call Toll Free (800) 322-2885

(more)

Page Five

Additional Information

In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-163509) that includes a joint proxy statement of Stanley and Black & Decker that also constitutes a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at http:// www.sec.gov and Stanley’s website related to the transaction at   http://www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, MD 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 2, 2010, which was filed with the SEC on February 22, 2010, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 19, 2010, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. These documents can be obtained free of charge from the sources listed above.

#         #        #